Exhibit 8.1

3200 National City Center 1900 East 9th Street Cleveland, OH 44114-3485
T 216.621.0200 F 216.696.0740 www.bakerlaw.com
[Baker & Hostetler LLP Letterhead]
August 26, 2009
Board of Directors
Chesapeake Utilities Corporation
909 Silver Lake Blvd.
Dover, Delaware 19904
Board of Directors
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, Florida 33401

RE:	Proposed Acquisition of Florida Public Utilities Company by Chesapeake Utilities Corporation
Ladies and Gentlemen:
     You have requested our opinion as to the U.S. federal income tax consequences of the proposed acquisition of Florida Public Utilities Company, a Florida corporation (“FPUC”) by Chesapeake Utilities Corporation, a Delaware corporation (“Chesapeake”), pursuant to the Agreement and Plan of Merger by and among Chesapeake, CPK Pelican, Inc., a Florida corporation wholly-owned by Chesapeake, (“Merger Sub”) and FPUC dated April 17, 2009 (the “Merger Agreement”). The acquisition by Chesapeake of FPUC is structured whereby Chesapeake will form Merger Sub that will merge with and into FPUC, with FPUC as the surviving institution becoming a wholly owned subsidiary of Chesapeake (the “Merger”). All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.
     Our opinions are based on the STATEMENT OF FACTS and our examination of the Merger Agreement, the registration statement on Form S-4 filed by Chesapeake with the Securities and Exchange Commission on July 24, 2009 (the “Registration Statement”), and such corporate records, certificates and other documents, as we have considered appropriate for this opinion. In rendering our opinion, we also have relied upon written representations and covenants by each of Chesapeake and FPUC included in their respective Certificates of Representations. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof, (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete and (v) the Merger will be completed in the manner contemplated by the Merger Agreement and the Registration Statement.
In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Unless otherwise noted, Section references are to the Code as in effect at the date of this letter.
STATEMENT OF FACTS
The respective Boards of Directors of Chesapeake and FPUC have determined that it is in the best interests of their respective companies and their shareholders to merge Merger Sub with and into FPUC, with FPUC surviving, in exchange for Chesapeake issuing shares of Chesapeake common stock, par value $0.4867 per share (“Chesapeake Common Stock”) to FPUC shareholders pursuant to the Merger Agreement.
The Merger will be structured as follows:
1.	Merger Sub will merge with and into FPUC in accordance with the laws of the State of Florida with the separate corporate existence of Merger Sub ceasing and FPUC surviving and becoming the wholly owned subsidiary of Chesapeake. The Merger will become effective upon filing the Articles of Merger with the Department of State of the State of Florida in accordance with the Florida Business Corporation Act.
2.	At the Effective Time, each share of FPUC common stock, $1.50 par value (“FPUC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any FPUC Common Stock held as treasury shares and any shares of FPUC Common Stock already owned directly or indirectly by Chesapeake or FPUC or any of their respective subsidiaries (“Excluded Shares”)) will be converted into the right to receive 0.405 shares of Chesapeake Common Stock.
At the Effective Time, all shares of FPUC Common Stock that are owned by FPUC as treasury stock and all shares of FPUC Common Stock that are owned directly or indirectly by Chesapeake or FPUC or any of their respective subsidiaries will be cancelled and will cease to exist and no stock of Chesapeake or other consideration will be delivered in exchange therefore. No certificate or scrip representing fractional shares of Chesapeake Common Stock will be issued in the Merger. Each holder of FPUC Common Stock who otherwise would have been entitled to a fraction of a share of Chesapeake Common Stock will receive, in lieu thereof, cash in an amount determined by multiplying such fractional shares interest by the average of the closing prices for a share of Chesapeake Common Stock as reported on the New York Stock Exchange for the fifteen (15) trading days ending on the third (3rd) trading day immediately preceding the Closing Date.
OPINION
     Based on the terms of the Merger Agreement, our review of other records and documents, the representations provided in the Certificates of Representations, the facts described in the STATEMENT OF FACTS, and our review of such matters of law as we have deemed appropriate and, assuming the Merger occurs in accordance with the Merger Agreement, we are of the opinion that:
1.	The Merger will be a reorganization within the meaning of Section 368 of the Code. FPUC, Chesapeake and Merger Sub will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.
2.	No gain or loss will be recognized by Chesapeake, Merger Sub, or FPUC as a result of the Merger.
3.	A FPUC shareholder who receives Chesapeake Common Stock in exchange for such shareholder’s shares of FPUC Common Stock pursuant to the Merger will not recognize gain or loss on the exchange (Section 354(a)(1) of the Code).
4.	A FPUC shareholder’s aggregate basis of all of the Chesapeake Common Stock actually received pursuant to the Merger will be the same as his or her basis in FPUC Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received (Section 358(a)(1) of the Code). A FPUC shareholder who holds multiple blocks of FPUC Common Stock may be permitted to allocate basis among specific shares of Chesapeake Common Stock received and the holding periods among Chesapeake Common Stock received when the shareholder exchanges shares with varying tax bases or holding periods (Treasury Regulations Section 1.358-2).
5.	A FPUC shareholder’s holding period in each share of Chesapeake Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of FPUC Common Stock surrendered in exchange for the share of Chesapeake Common Stock, provided that the exchanged shares of FPUC Common Stock were held by such shareholder as a capital asset at the Effective Time of the Merger (Section 1223(1) of the Code).
6.	A FPUC shareholder who receives cash in lieu of a fractional share of Chesapeake Common Stock will be treated as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by Chesapeake. A FPUC shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share (Revenue Procedure 77-41, 1977-2 C.B. 574). Any capital gain or loss will be long-term capital gain or loss if the FPUC Common Stock exchanged was held by such shareholder as a capital asset for more than one year at the Effective Time of the Merger.
SCOPE OF OPINION
The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. We have assumed the accuracy of the representations made by Chesapeake and FPUC of which we have made no independent investigation.
Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.
CONSENT
This opinion is being furnished only to Chesapeake and FPUC and their respective shareholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted, or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Sincerely,
/s/ Baker & Hostetler LLP
Baker & Hostetler LLP